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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                        Enterprise Products Partners L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    293792107
                     --------------------------------------
                                 (CUSIP Number)

                                Curtis R. Frasier
                           President - Energy Services
                                Coral Energy, LLC
                         1301 McKinney Street, Suite 700
                                Houston, TX 77010
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 August 1, 2000
                     --------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 19 pages

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
CUSIP NO.                                                   PAGE 2 OF 19 PAGES
===============================                  ===============================
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Coral Energy, LLC(1)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)    [ ]


                                                                     (b)    [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          00(2)
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                               [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       -0-
         BENEFICIALLY           ------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH
           REPORTING                     17,500,000
            PERSON              ------------------------------------------------
             WITH                9       SOLE DISPOSITIVE POWER

                                         -0-
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         17,500,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,500,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        o
                                                                            [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO(3)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


---------------------
          (1) Effective November 4, 1999, Tejas Energy, LLC changed its name to Coral Energy, LLC.

          (2) The source of funds is the contribution of Tejas Energy, LLC's interest in Tejas Natural Gas Liquids, LLC.

          (3) Delaware Limited Liability Company

                               Page 2 of 19 pages

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
CUSIP NO.                                                   PAGE 3 OF 19 PAGES
===============================                  ===============================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Shell Oil Company
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)    [ ]


                                                                     (b)    [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                               [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
            NUMBER OF
             SHARES                                 -0-
          BENEFICIALLY          ------------------------------------------------
            OWNED BY             8       SHARED VOTING POWER
              EACH
           REPORTING                     17,500,000
            PERSON              ------------------------------------------------
             WITH                9       SOLE DISPOSITIVE POWER

                                         -0-
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         17,500,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,500,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        o

                                                                            [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




                               Page 3 of 19 pages

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
CUSIP NO.                                                   PAGE 4 OF 19 PAGES
===============================                  ===============================
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SWEPI LP (formerly Shell Western E&P Inc.)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]


                                                                      (b)   [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                               [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       -0-
         BENEFICIALLY           ------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH
           REPORTING                     17,500,000
            PERSON              ------------------------------------------------
             WITH                9       SOLE DISPOSITIVE POWER

                                         -0-
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         17,500,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,500,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




                               Page 4 of 19 pages

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
CUSIP NO.                                                   PAGE 5 OF 19 PAGES
===============================                  ===============================
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Shell Gas Pipeline Corp. #2
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)    [ ]


                                                                     (b)    [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                               [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                                   -0-
         BENEFICIALLY           ------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH
           REPORTING                     17,500,000
            PERSON              ------------------------------------------------
             WITH                9       SOLE DISPOSITIVE POWER

                                         -0-
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         17,500,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,500,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




                               Page 5 of 19 pages

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
CUSIP NO.                                                   PAGE 6 OF 19 PAGES
===============================                  ===============================
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Shell Gas Gathering Corp. #2
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)    [ ]


                                                                     (b)    [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                               [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                          -0-
         BENEFICIALLY           ------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH
           REPORTING                     17,500,000
            PERSON              ------------------------------------------------
             WITH                9       SOLE DISPOSITIVE POWER

                                         -0-
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         17,500,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,500,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




                               Page 6 of 19 pages

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
CUSIP NO.                                                   PAGE 7 OF 19 PAGES
===============================                  ===============================
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Shell Seahorse Company
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)    [ ]


                                                                     (b)    [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                               [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES
         BENEFICIALLY                    -0-
           OWNED BY             ------------------------------------------------
             EACH                8       SHARED VOTING POWER

           REPORTING                     17,500,000
            PERSON              ------------------------------------------------
             WITH                9       SOLE DISPOSITIVE POWER

                                         -0-
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         17,500,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,500,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 7 of 19 pages

                                                              Page 8 of 19 pages

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 on Schedule 13D/A ("Amendment No. 1") to the Statement on Schedule 13D ("Schedule 13D") is filed on behalf of each of (i) Coral Energy, LLC ("Coral Energy"), formerly Tejas Energy, LLC ("Tejas Energy") as the direct beneficial owner of Common Units and Class A Special Units and
(ii) by virtue of their respective direct holdings of securities of Coral Energy (as described below on this statement) by Shell Oil Company ("Shell Oil"), SWEPI LP, formerly Shell Western E&P Inc. ("SWEPI"), Shell Gas Pipeline Corp. #2 ("Shell Pipeline"), Shell Gas Gathering Corp. #2 ("Shell Gathering") and Shell Seahorse Company ("Shell Seahorse") (collectively, the "Reporting Entities").

         This Amendment No. 1 is filed to reflect (i) the issuance on August 1, 2000 by Enterprise Products Partners L.P. of an additional 3,000,000 Class A Special Units pursuant to the Partnership Agreement and (ii) the conversion of 1,000,000 Class A Special Units into 1,000,000 Common Units effective as of August 1, 2000.

         Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the
Schedule 13D.

Item 1.      Security and Issuer.    No change to this Item.

Item 2.      Identity and Background. Paragraph 2 in subsection (a) of this
             Item is deleted in its entirety and replaced with the following:

                   Coral Energy is the beneficial holder of approximately 20.7%
             of the outstanding Common Units of the Issuer. Shell Oil, SWEPI, Shell Pipeline, Shell Gathering and Shell Seahorse are the holders of 100% of the common membership interests, and approximately 4.87%, 28.79%, 18.59%, 4.81% and 3.80%, respectively, of the total ownership interests, in Coral Energy. Each of SWEPI, Shell Pipeline, Shell Gathering and Shell Seahorse is an indirect, wholly owned subsidiary of Shell Oil. Together, Shell Oil, SWEPI, Shell Pipeline, Shell Gathering and Shell Seahorse may be deemed to control Coral Energy.

Item 3.      Source and Amount of Funds or Other Consideration

             Item 3 is hereby supplemented with the following information:

                   Under the terms of the Second Amended and Restated Agreement of Limited Partnership of the Enterprise Products Partners L.P. (the "Partnership Agreement"), on August 1, 2000 Coral Energy obtained from the Issuer 3,000,000 Units.

Item 4. Purpose of Transaction Item 4 is hereby deleted in its entirety and replaced with the following:

                   The transactions described in Item 3 above occurred as a
             result of negotiations with the Issuer. The Units were acquired for investment purposes. Under the terms of the Partnership Agreement, a copy of which was previously filed, Coral Energy has the opportunity to earn an additional 3.0 million contingency Units over the next year. Coral Energy intends to review its investment in the Issuer on an ongoing basis and, depending upon the price of, and other market conditions relating to, the Units, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Coral Energy, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

                   Other than as described in Item 3 and Item 6 hereof, none of the Reporting Entities (nor, to their knowledge, any person listed on Appendix A hereto) has any plan or proposal that would result in any of the consequences listed in paragraph (a) - (j) of Item 4 of
             Schedule 13D.

Item 5.      Interest in Securities of the Issuer

             Item 5 is hereby deleted in its entirety and replaced with the following:

                   (a) There were 46,552,915 Common Units and 21,409,870
             subordinated units outstanding as of August 1, 2000. The Reporting Entities are deemed to be the beneficial owners of 1,000,000 Common Units and 16,500,000 Units, which are convertible into Common Units under the terms of the Partnership

                                                              Page 9 of 19 pages

             Agreement during the period between August 1, 2001 and August 1, 2002. The Units do not accrue distributions and are not entitled to cash distributions until their conversion into Common Units. The Common Units and the Units represent a 20.7% equity interest in the Issuer.

                   (b) As described in Item 2(a), each of the Reporting Entities may be deemed to share voting power and investment power with respect to the Units.

                   (c) Except for the issuance of the 3,000,000 Units and the conversion of 1,000,000 Units into Common Units, none of the Reporting Entities, nor, to the best of their knowledge, any person listed on Appendix A hereto, has effected any transactions in the Units during the past 60 days.

                   (d) None of the Reporting Entities, nor, to the best of their knowledge, any person listed in Appendix A beneficially owns any Units of the Issuer except as set forth above. Except as disclosed above to the best of the knowledge of each Reporting Entity, no persons other than the Reporting Entities have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units beneficially owned by the Reporting Entities.

                   (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer. No change to this Item.

Item 7.      Material to be filed as Exhibits.

             *Exhibit "A" - Agreement re Joint Filing of Schedule 13D *Exhibit "B" - Contribution Agreement
             *Exhibit "C" - Unitholder Rights Agreement
             *Exhibit "D" - Enterprise Partners Amended Partnership Agreement *Exhibit "E" - Registration Rights Agreement

---------
* previously filed

                                    SIGNATURE

       After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  August 4, 2000

                 CORAL ENERGY, LLC


                 By: /s/ Curtis R. Frasier
                     -----------------------------------------------------------
                     Name:  Curtis R. Frasier
                     Title: President - Energy Services

                 SHELL OIL COMPANY


                 By: /s/ Steven L. Miller
                     -----------------------------------------------------------
                     Name:  Steven L. Miller
                     Title: Chairman, President and Chief Executive Officer

                 SWEPI LP


                 By: /s/ Jeri R. Eagan
                     -----------------------------------------------------------
                     Name:  Jeri R. Eagan
                     Title: Executive Vice President and Chief Financial Officer

                 SHELL GAS PIPELINE CORP.#2


                 By: /s/ Douglas V. Krenz
                     ----------------------------------------------------------
                     Name:  Douglas V. Krenz
                     Title: President and Chief Operating Officer

                 SHELL GAS GATHERING CORP.#2


                 By: /s/ Douglas V. Krenz
                     -----------------------------------------------------------
                     Name:  Douglas V. Krenz
                     Title: President and Chief Operating Officer

                 SHELL SEAHORSE COMPANY


                 By: /s/ Douglas V. Krenz
                     -----------------------------------------------------------
                     Name:  Douglas V. Krenz
                     Title: President and Chief Operating Officer

                                                             Page 11 of 19 pages

                                POWER OF ATTORNEY

         Know all by these presents, that the undersigned hereby constitutes and appoints each of Curtis R. Frasier and Steve McVeigh, signing singly, the undersigned's true and lawful attorney-in-fact to:

         (1) execute for and on behalf of the undersigned, all Schedule 13Ds (including any amendments thereto) that the undersigned may be required to file as a result of the undersigned's ownership or transactions in the securities of Enterprise Products Partners L.P. (the "Company") in accordance with
                  Section 13 of the Securities Exchange Act of 1934 and the rules thereunder;

         (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

         (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 13 of the Securities Exchange Act of 1934.

         This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedules 13D with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

         IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 4th day of August, 2000.

CORAL ENERGY, LLC                                                      SHELL GAS PIPELINE CORP.#2

By:      /s/ Curtis R. Frasier                                         By:      /s/ Douglas V. Krenz
         ----------------------------------------------------                   --------------------
Name:    Curtis R. Frasier                                             Name:    Douglas V. Krenz
Title:   President - Energy Services                                   Title:   President and Chief Operating Officer

SHELL OIL COMPANY                                                      SHELL GAS GATHERING CORP.#2


By:      /s/ Steven L. Miller                                          By:      /s/ Douglas V. Krenz
         ----------------------------------------------------                   --------------------
Name:    Steven L. Miller                                              Name:    Douglas V. Krenz
Title:   Chairman, President and Chief Executive Officer               Title:   President and Chief Operating Officer

SWEPI LP                                                               SHELL SEAHORSE COMPANY


By:      /s/ Jeri R. Eagan                                             By:      /s/ Douglas v. Krenz
         ----------------------------------------------------                   --------------------
Name:    Jeri R. Eagan                                                 Name:    Douglas V. Krenz
Title:   Executive Vice President and Chief Financial Officer          Title:   President and Chief Operating Officer

                                                             Page 12 of 19 pages

                                                                      APPENDIX A

              DIRECTORS AND EXECUTIVE OFFICERS OF CORAL ENERGY, LLC

       The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Coral Energy, LLC. Unless otherwise indicated below, each such person is a citizen of the United States of America.

-----------------------------------------------------------------------------------------------------------------------
Name                       Citizenship     Present Principal Occupation or Employment      Business Address
----                       -----------     ------------------------------------------      ----------------
Walter van de Vijver       Netherlands     Director and Chairman of the Board; President   One Shell Plaza
                                           and Chief Executive Officer (Shell              P.O. Box 2463
                                           Exploration & Production Company)               Houston, TX 77252-2463
------------------------------------------------------------------------------------------------------------------------
Charles R. Crisp                           Director, Chief Executive Officer and           1301 McKinney, Suite 700
                                           President                                       Houston, TX 77010
------------------------------------------------------------------------------------------------------------------------
Curtis R. Frasier                          Director, President -- Energy Services          1301 McKinney, Suite 700
                                                                                           Houston, TX 77010
------------------------------------------------------------------------------------------------------------------------
Robert M. Belknap                          Executive Vice President -- Engineering &       1301 McKinney, Suite 700
                                           Operations                                      Houston, TX 77010
------------------------------------------------------------------------------------------------------------------------
Colin Braithwaite                          Executive Vice President -- Strategic           1301 McKinney, Suite 700
                                           Positioning                                     Houston, TX 77010
------------------------------------------------------------------------------------------------------------------------
Paul W. Chung                              Executive Vice President,  General Counsel &    1301 McKinney, Suite 700
                                           Secretary                                       Houston, TX 77010
------------------------------------------------------------------------------------------------------------------------
Julian C. Dalzell                          Executive Vice President -- Human Resources &   1301 McKinney, Suite 700
                                           Administration                                  Houston, TX 77010
------------------------------------------------------------------------------------------------------------------------
Mark D. Hendrix                            Executive Vice President -- Chief Information   1301 McKinney, Suite 700
                                           Officer                                         Houston, TX 77010
------------------------------------------------------------------------------------------------------------------------
Susan K. Hodge                             Executive Vice President and Chief Financial    1301 McKinney, Suite 700
                                           Officer                                         Houston, TX 77010
------------------------------------------------------------------------------------------------------------------------
Nick A. Bednorz                            Vice President and Controller                   1301 McKinney, Suite 700
                                                                                           Houston, TX 77010
------------------------------------------------------------------------------------------------------------------------
Dale A. Erickson                           Vice President -- Tax;                          1301 McKinney, Suite 700
                                           Vice President -- Tax (Shell Exploration &      Houston, TX 77010
                                           Production Company)
------------------------------------------------------------------------------------------------------------------------
Robert E. Long                             Vice President -- Corporate Finance &           1301 McKinney, Suite 700
                                           Treasurer                                       Houston, TX 77010
------------------------------------------------------------------------------------------------------------------------

                                                             Page 13 of 19 pages

              DIRECTORS AND EXECUTIVE OFFICERS OF SHELL OIL COMPANY

       The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Shell Oil Company. Unless otherwise indicated below, each such person is a citizen of the United States of America.


------------------------------------------------------------------------------------------------------------------------
Name                        Citizenship    Present Principal Occupation or Employment      Business Address
----                        -----------    ------------------------------------------      ----------------
S. L. Miller                               Director/Chairman, President and Chief          910 Louisiana
                                           Executive Officer                               One Shell Plaza
                                                                                           Houston, TX 77002
------------------------------------------------------------------------------------------------------------------------
Joseph E. Antonini                         Director;                                       1800 W. Maple Road
                                                                                           Troy, MI 48084
                                           Retired Chairman, President and CEO --
                                           Kmart Corporation
------------------------------------------------------------------------------------------------------------------------
Rand V. Araskog                            Director;                                       275 Toney Penna Drive, Suite 7
                                                                                           Jupiter, FL 33458
                                           Retired Chairman and CEO -- ITT
                                           Corporation
------------------------------------------------------------------------------------------------------------------------
Robert F. Daniell                          Director;                                       United Technologies Building
                                                                                           755 Main Street
                                           Retired Chairman -- United Technologies         One Financial Plaza
                                           Corporation                                     Hartford, CT 06101
------------------------------------------------------------------------------------------------------------------------
Vilma S. Martinez                          Director; Partner -- Munger, Tolles & Olson     355 S. Grand Avenue
                                                                                           35th Floor
                                                                                           Los Angeles, CA 90071-1560
------------------------------------------------------------------------------------------------------------------------
Mark Moody-Stuart             British      Director;                                       2 York Road
                                                                                           Shell Centre
                                           Chairman and a Managing Director -- The         London SE1 7NA
                                           "Shell" Transport and Trading Company           England
                                           p.l.c.
------------------------------------------------------------------------------------------------------------------------
Harold A. Poling                           Director;                                       Ford Motor Company
                                                                                           Fairlane Plaza North
                                           Retired Chairman and CEO -- Ford Motor          290 Town Center Drive, Ste. 322
                                           Company                                         Dearborn, MI 48126
------------------------------------------------------------------------------------------------------------------------
Gordon R. Sullivan                         Director;                                       2425 Wilson Blvd.
                                                                                           Arlington, VA 22201
                                           Retired Chief of Staff -- U.S. Army
------------------------------------------------------------------------------------------------------------------------
John F. Woodhouse                          Director;                                       1390 Enclave Parkway
                                                                                           Houston, TX 77077-2099
                                           Senior Chairman -- Sysco Corporation
------------------------------------------------------------------------------------------------------------------------
S. Borches                                 Vice President                                  One Shell Plaza
                                                                                           P.O. Box 2463
                                                                                           Houston, TX 77252-2463
------------------------------------------------------------------------------------------------------------------------
N. J. Caruso                               General Manager -- Finance and Chief            One Shell Plaza
                                           Financial Officer                               P.O. Box 2463
                                                                                           Houston, TX 77252-2463
------------------------------------------------------------------------------------------------------------------------

                                                             Page 14 of 19 pages

------------------------------------------------------------------------------------------------------------------------
Name                       Citizenship     Present Principal Occupation or Employment      Business Address
----                       -----------     ------------------------------------------      ----------------
C.A. Lamboley                              Vice President, General Counsel and             One Shell Plaza
                                           Corporate Secretary                             P.O. Box 2463
                                                                                           Houston, TX 77252-2463
------------------------------------------------------------------------------------------------------------------------
P.M. Dreckman                              Vice President and General Tax Counsel          One Shell Plaza
                                                                                           P.O. Box 2463
                                                                                           Houston, TX 77252-2463
------------------------------------------------------------------------------------------------------------------------
D.H. Ohle                                  Vice President                                  One Shell Plaza
                                                                                           P.O. Box 2463
                                                                                           Houston, TX 77252-2463
------------------------------------------------------------------------------------------------------------------------
S. E. Ward                                 Vice President                                  One Shell Plaza
                                                                                           P.O. Box 2463
                                                                                           Houston, TX 77252-2463
------------------------------------------------------------------------------------------------------------------------

                                                             Page 15 of 19 pages

                  DIRECTORS AND EXECUTIVE OFFICERS OF SWEPI LP

       The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of SWEPI LP. Unless otherwise indicated below, each such person is a citizen of the United States of America.


------------------------------------------------------------------------------------------------------------------------
Name                       Citizenship     Present Principal Occupation or Employment      Business Address
----                       -----------     ------------------------------------------      ----------------

Walter van de Vijver       Netherlands     Director/Chairman, Chief Executive Officer      One Shell Plaza
                                           and President;                                  P. O. Box  2463
                                                                                           Houston, TX 77252-2463
                                           President and Chief Executive Officer
                                           (Shell Exploration & Production Company)
------------------------------------------------------------------------------------------------------------------------
J. R. Eagan                                Director, Executive Vice President and Chief    One Shell Plaza
                                           Financial Officer;                              P. O. Box  2463
                                                                                           Houston, TX 77252-2463
                                           Executive Vice President and Chief Financial
                                           Officer (Shell Exploration & Production
                                           Company)
------------------------------------------------------------------------------------------------------------------------
D.T. Lawrence                              Director, Executive Vice President --           One Shell Plaza
                                           Exploration and Development;                    P. O. Box  2463
                                                                                           Houston, TX 77252-2463
                                           Executive Vice President -- Exploration and
                                           Development (Shell Exploration &
                                           Production Company)
------------------------------------------------------------------------------------------------------------------------
S.H. McVeigh                               Director, Executive Vice President --           One Shell Plaza
                                           Production and Surveillance;                    P. O. Box  2463
                                                                                           Houston, TX 77252-2463
                                           Executive Vice President -- Production and
                                           Surveillance (Shell Exploration & Production
                                           Company)
------------------------------------------------------------------------------------------------------------------------
M.E. Odum                                  Director, Executive Vice President --           One Shell Plaza
                                           Development and Technology;                     P. O. Box  2463
                                                                                           Houston, TX 77252-2463
                                           Executive Vice President -- Development and
                                           Technology (Shell Exploration & Production
                                           Company)
------------------------------------------------------------------------------------------------------------------------
K. T. Jarvi                                Vice President -- Legal;                        One Shell Plaza
                                                                                           P. O. Box  2463
                                           Associate General Counsel (Shell Oil            Houston, TX 77252-2463
                                           Company)
------------------------------------------------------------------------------------------------------------------------
D. A. Erickson                             Vice President -- Tax;                          One Shell Plaza
                                                                                           P. O. Box  2463
                                           Vice President -- Tax (Shell Exploration &      Houston, TX 77252-2463
                                           Production Company)
------------------------------------------------------------------------------------------------------------------------

                                                             Page 16 of 19 pages

         DIRECTORS AND EXECUTIVE OFFICERS OF SHELL GAS PIPELINE CORP. #2

       The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Shell Gas Pipeline Corp. #2. Unless otherwise indicated below, each such person is a citizen of the United States of America.


------------------------------------------------------------------------------------------------------------------------
Name                       Citizenship     Present Principal Occupation or Employment      Business Address
----                       -----------     ------------------------------------------      ----------------
Walter van de Vijver       Netherlands     Director and Chairman;                          One Shell Plaza
                                                                                           P. O. Box  2463
                                           President and Chief Executive Officer           Houston, TX 77252-2463
                                           (Shell Exploration & Production Company)
------------------------------------------------------------------------------------------------------------------------
C. R. Frasier                              Director and Chief Executive Officer;           1301 McKinney, Suite 700
                                                                                           Houston, TX 77010
                                           President -- Energy Services (Coral Energy,
                                           LLC)
------------------------------------------------------------------------------------------------------------------------
D. V. Krenz                                President and Chief Operating Officer           1301 McKinney, Suite 700
                                                                                           Houston, TX 77010
------------------------------------------------------------------------------------------------------------------------
B. P. Backor                               Vice President -- Transportation Services       1301 McKinney, Suite 700
                                                                                           Houston, TX 77010
------------------------------------------------------------------------------------------------------------------------

                                                             Page 17 of 19 pages

        DIRECTORS AND EXECUTIVE OFFICERS OF SHELL GAS GATHERING CORP. #2

       The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Shell Gas Gathering Corp. #2. Unless otherwise indicated below, each such person is a citizen of the United States of America.


------------------------------------------------------------------------------------------------------------------------
Name                       Citizenship     Present Principal Occupation or Employment      Business Address
----                       -----------     ------------------------------------------      ----------------
Walter van de Vijver       Netherlands     Director and Chairman;                          One Shell Plaza
                                                                                           P. O. Box  2463
                                           President and Chief Executive Officer           Houston, TX 77252-2463
                                           (Shell Exploration & Production Company)
------------------------------------------------------------------------------------------------------------------------
C. R. Frasier                              Director and Chief Executive Officer;           1301 McKinney, Suite 700
                                                                                           Houston, TX 77010
                                           President -- Energy Services (Coral Energy,
                                           LLC)
------------------------------------------------------------------------------------------------------------------------
D. V. Krenz                                President and Chief Operating Officer           1301 McKinney, Suite 700
                                                                                           Houston, TX 77010
------------------------------------------------------------------------------------------------------------------------
B. P. Backor                               Vice President -- Transportation Services       1301 McKinney, Suite 700
                                                                                           Houston, TX 77010
------------------------------------------------------------------------------------------------------------------------

                                                             Page 18 of 19 pages

           DIRECTORS AND EXECUTIVE OFFICERS OF SHELL SEAHORSE COMPANY

       The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Shell Seahorse Company. Unless otherwise indicated below, each such person is a citizen of the United States of America.


------------------------------------------------------------------------------------------------------------------------
Name                       Citizenship     Present Principal Occupation or Employment      Business Address
----                       -----------     ------------------------------------------      ----------------
Walter van de Vijver       Netherlands     Director and Chairman;                          One Shell Plaza
                                                                                           P. O. Box  2463
                                           President and Chief Executive Officer           Houston, TX 77252-2463
                                           (Shell Exploration & Production Company)
------------------------------------------------------------------------------------------------------------------------
C. R. Frasier                              Director and Chief Executive Officer;           1301 McKinney, Suite 700
                                                                                           Houston, TX 77010
                                           President -- Energy Services (Coral Energy,
                                           LLC)
------------------------------------------------------------------------------------------------------------------------
D. V. Krenz                                President and Chief Operating Officer           1301 McKinney, Suite 700
                                                                                           Houston, TX 77010
------------------------------------------------------------------------------------------------------------------------
B. P. Backor                               Vice President -- Transportation Services       1301 McKinney, Suite 700
                                                                                           Houston, TX 77010
------------------------------------------------------------------------------------------------------------------------

                                                             Page 19 of 19 pages

                                INDEX TO EXHIBITS

                                                                                                    Sequentially
    Item                                           Description                                     Numbered Page
------------     -----------------------------------------------------------------------------  --------------------
  *Exhibit A     Agreement of Joint Filing                                                              21
  *Exhibit B     Contribution Agreement                                                                 22
  *Exhibit C     Unitholder Rights Agreement                                                            78
  *Exhibit D     Enterprise Partners Amended Partnership Agreement                                      106
  *Exhibit E     Registration Rights Agreement                                                          184

---------
* previously filed